Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts:
Stephen D. Axelrod, CFA
John Pougnet, CEO	Alisa Steinberg (Media)
XELR8 Holdings, Inc.	Wolfe Axelrod Weinberger Assoc. LLC
(303) 316-8577	(212) 370-4500
CEO@xelr8.com	steve@wolfeaxelrod.com
alisa@wolfeaxelrod.com

XELR8 HOLDINGS ANNOUNCES FISCAL 2007 FINANCIAL RESULTS

- Company Reports Record 2007 Revenue of $4.9 Million, an Increase of 126% -

- Removal of the Going Concern Qualification by its Independent Registered Public Accountants -

- Management to Host Conference Call Today at 4:15 p.m. ET -

DENVER, Colo. – March 26, 2008 — XELR8 Holdings, Inc. (AMEX:BZI), a provider of functional foods, beverages and nutritional supplements, today announced its financial results for the twelve months ended December 31, 2007.

Financial and operational highlights for Fiscal 2007:

•                  Revenues increased 126% over prior year period

•                  Gross profit margin was 72%, up 800 basis points from 64% in 2006

•                  Bazi™ represented 83% of revenues in 2007, major growth component

•                  Working capital of $2.1 million as of December 31, 2007

Total revenue for the fiscal year ended December 31, 2007 was $4.9 million, a 126% increase compared to total revenue of $2.1 million for the fiscal year ended December 31, 2006. Gross profit grew to $3.5 million for the fiscal 2007, up 153% from $1.4 million in the prior year period. Net loss for the year ended December 31, 2007, decreased 31% to $3.2 million, or $0.23 per share, compared to a loss of $4.7 million, or $0.48 per share, in the prior year.

The Company’s balance sheet continues to remain strong. As of December 31, 2007, cash and cash equivalents were $2.25 million, excluding the proceeds from the February 2008 financing. Total shareholders’ equity at the end of fiscal 2007 was $2.22 million and the Company remains debt free. As a result of the improved operating performance and the additional financing, the Company’s Independent Registered Public Accountants have removed the going concern qualification from their report.

“I am pleased with XELR8’s performance in fiscal 2007,” said John Pougnet, XELR8 CEO.  “Fiscal 2007 was a pivotal year for XELR8, especially with the launch of our lead product Bazi, in January 2007, which has become a dominant part of our revenues as well as our anchor for future growth.”

- More -

Mr. Pougnet continued, “During fiscal 2007 we built an excellent foundation for marketing Bazi, ending the year with 8,416 participants nationwide. We have begun leveraging our distributor base in fiscal 2008 through various means that we believe will not only assist them in building their current clientele, but also enhance our network by finding more distributors to broaden our reach. In addition to our recent distributor convention in Las Vegas, which was a resounding success, we have begun to offer new incentives and bonus features as well as incorporate regional “Go Diamond” events, to be hosted in six major cities nationwide in the coming weeks. It is events like these that enable us to keep in touch with our distributors and not only help in their growth, but also learn and grow from their success stories that we can then share network-wide.”

“We are focused on attaining profitability and are getting closer to that goal daily.  Fortunately, the Company is well capitalized and can undertake expenditures that will not only contribute ultimately to profitability but also strengthen our distribution network leading to broader acceptance of our products and, in particular, Bazi,” concluded Mr. Pougnet.

There will be a conference call today at 4:15 p.m. ET with the investment community, featuring John Pougnet, Chief Executive Officer of XELR8 Holdings, Inc. Interested parties may participate in the call by dialing 877-407-8293; international callers dial 201-689-8349. In addition, a replay of the conference call will be available approximately two hours after the call has ended. The replay can be accessed at: www.xelr8tools.com/Media/ConfCall032608.mp3 and will be archived for 30 days.

About XELR8 Holdings, Inc.

XELR8 Holdings, Inc. is a provider of nutritional foods and beverages designed to help enhance physical health and overall performance. XELR8 has developed a comprehensive line of nutritional supplements and functional foods designed in systems that are easy to take, simple to understand, and conveniently fit within a lifestyle. These include the Company’s Eat/Drink/Snack System; Peak Performance System; and its newest market entry, Bazi™, a powerful, concentrated, antioxidant (Vitamins A, C & E) nutritional drink packed with eight different super fruits and berries, including the Chinese jujube plus 12 vitamins and 68 minerals, providing all the daily vitamins and minerals you need in a single, convenient, one-ounce shot.

XELR8’s commitment to quality, science and research has earned the Company a loyal following of over 350 world-class athletes and an elite list of endorsers, such as 3-time World Series Champion Curt  Schilling, five-time Cy Young Award Winner Randy Johnson; Super Bowl Champions Mike Alstott and Lawyer Milloy; professional football star Cadillac Williams; Olympians Briana Scurry and Caroline Lalive; Stanley Cup Winner Blake Sloan; and PGA Tour Professional Tom Pernice, Jr. XELR8 products are only available through independent distributors located throughout the nation. For more information about XELR8, please visit www.xelr8.com or www.drinkbazi.com.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including prospects for XELR8’s distribution network. Actual results may differ from those discussed in such forward-looking statements. These forward-looking statements include risks and uncertainties that include the Company’s ability to attract and retain distributors; changes in demand for the Company’s products; changes in the level of operating expenses; changes in general economic conditions that impact consumer behavior and spending; product supply; the availability, amount, and cost of capital for the Company; and the Company’s use of such capital. More information about factors that potentially could affect the Company’s financial results is included in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-KSB for the year ended December 31, 2006 and all subsequent filings. Certain statements in this release regarding the Company’s agreements are in accordance with the guidelines established by the Federal Trade Commission for endorsements in advertising.

- Financial Tables to Follow -

XELR8 HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

For the Years Ended December 31, 2007 and 2006

	2007	2006
ASSETS
Current assets:
Cash and cash equivalents	$2,245,858	$76,147
Accounts receivable, net of allowance for doubtful accounts of $12,231 and $10,706, respectively	7,460	4,785
Inventory, net of allowance for obsolescence of $189,403 and $41,655, respectively	370,843	411,364
Prepaid expenses and other current assets	329,015	259,292
Total current assets	2,953,176	751,588

Intangible assets, net	17,959	11,212
Property and equipment, net	81,405	123,943
Deferred offering and loan costs	—	133,889

Total assets	$3,052,540	$1,020,632

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$832,697	$1,160,916
Short-term note payable	—	250,000

Total Liabilities	832,697	1,410,916

Commitments and Contingencies (Note 7)

SHAREHOLDERS’ EQUITY (DEFICIT) (Note 2):
Preferred stock, authorized 5,000,000 shares, $.001 par value, none issued or outstanding	—	—
Common stock, authorized 50,000,000 shares, $.001 par value, 15,197,170 and 10,097,170 shares issued and outstanding, respectively	15,197	10,097
Additional paid in capital	22,696,657	16,849,900
Accumulated (deficit)	(20,492,011)	(17,250,281)

Total shareholders’ equity (deficit)	2,219,843	(390,284)

Total liabilities and shareholders’ equity	$3,052,540	$1,020,632

XELR8 HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2007 and 2006

	2007	2006

Net revenue	$4,853,046	$2,148,420
Cost of goods sold	1,380,663	775,762
Gross profit	3,472,383	1,372,658

Operating expenses:
Selling and marketing expenses	3,180,392	2,626,613
General and administrative expenses	3,107,469	3,275,689
Research and development expenses	17,828	73,921
Depreciation and amortization	58,033	66,333
Total operating expenses	6,363,722	6,042,556

Net (loss) from operations	(2,891,339)	(4,669,898)
Other income (expense)
Interest income	87,646	34,337
Gain on disposial of asset	1,500	—
Interest (expense)	(439,537)	(33,888)

Total other income (expense)	(350,391)	449

Net (loss)	$(3,241,730)	$(4,669,449)

Net (loss) per common share Basic and diluted net (loss) per share	$(0.23)	$(0.48)

Weighted average common shares outstanding, basic and diluted	13,951,691	9,714,021

XELR8 HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2007 and 2006

Cash flows from operating activities:
Net income (loss)	$(3,241,730)	$(4,669,449)
Adjustments to reconcile
Depreciation and amortization	58,033	66,333
(Gain) on sale of equipment	(1,500)	—
Stock and stock options issued for services	1,372,408	859,489
Interest expense and amortization related to bridge loan financing	428,889	—
Change in allowance for doubtful accounts	1,525	5,243
Change in allowance for inventory obsolesence	147,748	24,776
Change in allowance for product returns	30,866	25,013
Changes in assets and liabilities:
Accounts receivable	(4,200)	(1,270)
Inventory	(107,227)	106,609
Other current assets	(69,723)	(88,679)
Accounts payable and accrued expenses	205,915	679,907
Net cash (used) by operating activities	(1,178,996)	(2,992,028)

Cash flows from investing activities:
Proceeds from maturity of investments	—	110,000
Proceeds from sale of equipment	1,500	—
Capital expenditures	(22,242)	(71,846)
Net cash (used) provided by investing activities	(20,742)	38,154

Cash flow from financing activities:
Proceeds from bridge loan financing	250,000	250,000
Repayments of bridge financing	(500,000)	—
Issuance of common stock, net of offering costs	3,619,449	—
Deferred offering costs	—	(25,000)
Net cash provided by financing activities	3,369,449	225,000

NET INCREASE (DECREASE) IN CASH	2,169,711	(2,728,874)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	76,147	2,805,021
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$2,245,858	$76,147

SUPPLEMENTAL CASH FLOW DISCLOSURE
Cash paid for interest	$13,425	$—
Stock issued for satisfaction of accrued compensation expense	$540,000	$—
Deferred offering costs applied against proceeds from offering	$25,000	$—